No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2015

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Notice of Convocation of the 91st Ordinary General Meeting of Shareholders of the Company has become available on May 20, 2015 on the Company’s website written below.

http://world.honda.com/investors/stock_bond/meeting/

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 21, 2015

Securities Code Number: 7267

NOTICE OF CONVOCATION OF

THE 91ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT GRAND PACIFIC LE DAIBA, TOKYO, JAPAN

ON JUNE 17, 2015 AT 10:00 A.M.

(This is an abridged translation of the original notice

in the Japanese language mailed on May 29, 2015

to stockholders in Japan, and is for reference purposes only.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

[Abridged Translation]

May 29, 2015

To Stockholders:

Notice of Convocation of the 91st

Ordinary General Meeting of Shareholders

Dear Stockholders:

You are hereby notified that the 91st Ordinary General Meeting of Shareholders will be held as stated below. You are respectfully requested to attend the meeting.

Please note that, if you do not plan to attend the annual meeting, you may vote by the method outlined below. We request that you exercise your voting rights after examining the reference documents and other materials enclosed herewith that are related to the annual meeting.

Vote by mail: Please indicate whether you are in favor of, or opposed to, the proposals on the enclosed Annual Meeting Proxy Card, and then send the proxy card to arrive no later than 6:00 p.m. on Tuesday, June 16, 2015.

Yours faithfully,

Honda Motor Co., Ltd.
1-1, Minami-Aoyama, 2-chome
Minato-ku, Tokyo

Takanobu Ito
President and Representative Director

Particulars

Time and Date	10:00 a.m. on June 17, 2015 (Wednesday)

Place	GRAND PACIFIC LE DAIBA
Palais Royal on the first basement level, at 2-6-1 Daiba, Minato-ku, Tokyo

Agenda

Matters to be reported

1.	Report on the Business Report, Consolidated Financial Statements and Financial Statements for the 91st Fiscal Year (from April 1, 2014 to March 31, 2015);

2.	Report on the results of the audit of the consolidated financial statements for the 91st Fiscal Year (from April 1, 2014 to March 31, 2015) by the independent auditors and the Board of Corporate Auditors.

Matters to be resolved

First Item

Distribution of Dividend

Second Item

Election of Fourteen (14) Directors

Third Item

Election of Two (2) Corporate Auditors

Notes:

(1)	When proxies submitted show no indication of approval or disapproval on the voting right exercise form, these will be treated as votes of approval for proposals.

(2)	When proxy voting rights are exercised through indications on the voting right exercise form and, in addition, through voting via the Internet and, therefore, voting rights are exercised more than once, the votes submitted via the Internet will be regarded as the effective votes.

(3)	When voting rights are exercised more than once via the Internet, the last votes submitted via the Internet will be regarded as the effective votes.

Details regarding these agenda items are contained in the “Business Report for the 91st Fiscal Year,” which is appended to this Notice of Convocation.

*	In the case that revisions are made to the general shareholders’ meeting reference materials or attached materials, the revised items will be posted on the Company’s website.

Japanese    http://www.honda.co.jp/investors/     English     http://world.honda.com/investors/

Request: We request that when arriving at the meeting you present the voting right exercise form enclosed herewith to the meeting hall receptionist.

REFERENCE DOCUMENTS

CONCERNING EXERCISE OF VOTING RIGHTS

FIRST ITEM    Distribution of Dividends

The Company strives to maintain a global perspective, to develop its operations in many countries throughout the world and to increase its corporate value.

With respect to the distribution of profits, the Company regards the distribution of profits to its stockholders to be one of the most important issues for management. The Company will make dividend distributions after taking into account its long-term strategy and consolidated earnings performance and will also acquire its own stock from time to time with the objectives of improving capital efficiency and flexibly implementing capital policies.

Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and toward capital expenditures and investment programs that will expand the Company’s operations for the purpose of improving business results and strengthening the Company’s financial condition.

Regarding the year-end dividends for the fiscal year under review, the following conditions are proposed:

1 Conditions and Total Value of Dividend Assets Allocated to Stockholders ¥22 per share of common stock Total value of ¥39,650,312,372 2 Effective Date of Distribution of Dividends June 18, 2015

SECOND ITEM    Election of Fourteen (14) Directors

The term of office of each of the thirteen (13) current Directors is due to expire at the close of this meeting. It is proposed that fourteen (14) Directors be elected at the meeting. The names and particulars of the candidates for the position of Director are provided below.

1	Fumihiko Ike	Current position: Chairman and Representative Director	Reappointment

Date of birth	Number of shares of the Company held
May 26, 1952	34,300 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	11/11

Resume, current position, responsibilities and significant concurrent positions

Feb. 1982	Joined Honda	Apr. 2011	General Supervisor, Information Systems
Apr. 2003	Chief Operating Officer for Power Product Operations	Apr. 2012	Chief Operating Officer for IT Operations
June 2003	Director	Apr. 2012	Government & Industrial Affairs
Apr. 2006	Chief Operating Officer for Business Management Operations	Apr. 2013	Chairman and Representative Director (present)
June 2007	Managing Director	May 2014	Chairman of Japan Automobile Manufacturers Association, Inc. (present)
Apr. 2008	Chief Operating Officer for Regional Operations (Asia & Oceania)
Apr. 2008	President and Director of Asian Honda Motor Co., Ltd.
Apr. 2011	Senior Managing Officer and Director of the Company
Apr. 2011	Chief Operating Officer for Business Management Operations
Apr. 2011	Risk Management Officer

(Significant concurrent positions)
Chairman of Japan Automobile Manufacturers Association, Inc.

2	Takanobu Ito	Current position: President, Chief Executive Officer and Representative Director	Reappointment

Date of birth	Number of shares of the Company held
August 29, 1953	33,300 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	11/11

Resume, current position, responsibilities and significant concurrent positions

Apr. 1978	Joined Honda	Apr. 2007	Chief Operating Officer for Automobile Operations

Apr. 1998	Executive Vice President of Honda R&D Americas, Inc.	June 2007	Senior Managing Director

June 2000	Director of the Company	Apr. 2009	President and Director of Honda R&D Co., Ltd.

June 2001	Senior Managing Director of Honda R&D Co., Ltd.	June 2009	President and Director

June 2003	Managing Director of the Company	Apr. 2011	President, Chief Executive Officer and Representative Director (present)

June 2003	Motor Sports	Apr. 2011	Chief Operating Officer for Automobile Operations

June 2003	President and Director of Honda R&D Co., Ltd.

Apr. 2004	General Supervisor, Motor Sports of the Company

Apr. 2005	General Manager of Suzuka Factory of Production Operations

June 2005	Managing Officer

3	Tetsuo Iwamura	Current position: Executive Vice President, Executive Officer and Representative Director Responsibilities: Risk Management Officer, Corporate Brand Officer	Reappointment

Date of birth	Number of shares of the Company held
May 30, 1951	33,400 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	11/11

Resume, current position, responsibilities and significant concurrent positions

Apr. 1978	Joined Honda	Apr. 2007	President and Director of American Honda Motor Co., Inc.

Apr. 2000	Chief Operating Officer for Parts Operations	June 2008	Senior Managing Director of the Company

June 2000	Director	Apr. 2011	Senior Managing Officer and Director

Apr. 2003	Chief Operating Officer for Regional Operations (Latin America)	June 2011	Senior Managing Officer

Apr. 2003	President and Director of Honda South America Ltda.	Apr. 2012	Executive Vice President, Executive Officer (present)

Apr. 2003	President and Director of Moto Honda da Amazonia Ltda.	June 2012	Representative Director (present)

Apr. 2003	President and Director of Honda Automoveis do Brasil Ltda.	Apr. 2013	Chief Operating Officer for Automobile Operations

June 2006	Managing Director of the Company	Apr. 2013	Risk Management Officer (present)

Apr. 2007	Chief Operating Officer for Regional Operations (North America)	Apr. 2014	Corporate Brand Officer (present)

Apr. 2007	President and Director of Honda North America, Inc.	Apr. 2014	Chairman and Director of American Honda Motor Co., Inc.

4	Koichi Fukuo	Current position: Senior Managing Officer	Newly appointed

Date of birth	Number of shares of the Company held
April 17, 1955	30,300 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	-

Resume, current position, responsibilities and significant concurrent positions

Apr. 1978	Joined Honda	Apr. 2013	Executive in Charge of Drivetrains for Automobile Operations

Apr. 2002	General Manager of Purchasing Division II	Apr. 2014	Senior Managing Officer (present)

Apr. 2005	General Manager of Quality, Certification and Regulation Compliance for Quality Innovation Center	Nov. 2014	Executive in Charge of Quality Innovation for Automobile Operations

June 2005	Operating Officer	Nov. 2014	Executive Vice President, Executive Officer and Director of Honda R&D Co., Ltd.
June 2010	Managing Officer	Apr. 2015	President, Chief Executive Officer and Representative Director of Honda R&D Co., Ltd. (present)

Apr. 2011	Executive in Charge of Business Unit No. 1 for Automobile Operations

(Significant concurrent positions)
President, Chief Executive Officer and Representative Director of Honda R&D Co., Ltd.

5	Yoshiyuki Matsumoto	Current position: Senior Managing Officer Responsibilities: Chief Operating Officer for Automobile Operations, Executive in Charge of Quality Innovation for Automobile Operations	Newly appointed

Date of birth	Number of shares of the Company held
January 14, 1958	29,900 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	-

Resume, current position, responsibilities and significant concurrent positions

Apr. 1981	Joined Honda	Apr. 2013	Representative of Development, Purchasing and Production (Asia & Oceania)

Apr. 2003	Executive Chief Engineer of Honda R&D Co., Ltd.	Apr. 2013	Executive Vice President of Asian Honda Motor Co., Ltd.

Apr. 2006	Responsible for Automobile Products for Automobile Operations	Apr. 2013	President and CEO of Honda Motor India Private Ltd.

June 2006	Operating Officer	Apr. 2015	Senior Managing Officer of the Company (present)

Apr. 2009	General Manager of Suzuka Factory for Production Operations	Apr. 2015	Chief Operating Officer for Automobile Operations (present)

Apr. 2011	Executive in Charge of Business Unit No. 3 for Automobile Operations	Apr. 2015	Executive in Charge of Quality Innovation for Automobile Operations (present)

Apr. 2012	Managing Officer

6	Yoshi Yamane

Current position: Senior Managing Officer

Responsibilities: Chief Production Officer, Representative of Automobile Development, Purchasing and Production for Automobile Operations, Head of Production for Automobile Operations, Representative of Automobile Development, Purchasing and Production (Europe Region)

Newly appointed

Date of birth	Number of shares of the Company held
September 28, 1958	25,700 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	-

Resume, current position, responsibilities and significant concurrent positions

Oct. 1985	Joined Honda Engineering Co., Ltd.	Apr. 2013	General Manager of Suzuka Factory of Automobile Production for Automobile Operations

Apr. 2004	General Manager of Motorcycle Production Planning Office for Production Operations of the Company	Apr. 2014	Managing Officer

Apr. 2008	Large Project Leader of Corporate Project, Automobile Production Planning Office for Production Operations	Apr. 2014	Head of Automobile Production for Regional Operations (Japan)

June 2008	Operating Officer	Apr. 2014	Head of Production Supervisory Unit of Automobile Production for Regional Operations (Japan)

June 2008	Responsible for Production for Production Operations	Apr. 2015	Senior Managing Officer (present)

Apr. 2009	Responsible for Production for Regional Operations (China)	Apr. 2015	Chief Production Officer (present)

Sep. 2010	Vice President of Honda Motor (China) Investment Co., Ltd.	Apr. 2015	Representative of Automobile Development, Purchasing and Production for Automobile Operations (present)

Apr. 2012	General Manager of Suzuka Factory for Production Operations of the Company	Apr. 2015	Head of Production for Automobile Operations (present)

Apr. 2013	Representative of Automobile Development, Purchasing and Production (Japan)	Apr. 2015	Representative of Automobile Development, Purchasing and Production (Europe Region) (present)

7	Takahiro Hachigo	Current position: Senior Managing Officer	Newly appointed

Date of birth	Number of shares of the Company held
May 19, 1959	25,900 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	-

Resume, current position, responsibilities and significant concurrent positions

Apr. 1982	Joined Honda	Sep. 2012	Managing Officer of Honda R&D Co., Ltd.

Apr. 2006	Operating Officer of Honda R&D Co., Ltd.	Sep. 2012	President and Director of Honda R&D Europe (U.K.) Ltd.

Apr. 2007	Managing Operating Officer of Honda R&D Co., Ltd.	Apr. 2013	Representative of Development, Purchasing and Production (China) of the Company

Apr. 2008	General Manager of Automobile Purchasing Division II for Purchasing Operations of the Company	Apr. 2013	Vice President of Honda Motor (China) Investment Corporation, Ltd.

June 2008	Operating Officer	Nov. 2013	Vice President of Honda Motor Technology (China) Co., Ltd.

Apr. 2010	General Manager of Purchasing Division II for Purchasing Operations	Apr. 2014	Managing Officer of the Company

Apr. 2011	General Manager of Suzuka Factory for Production Operations	Apr. 2015	Senior Managing Officer (present)

Apr. 2012	Vice President and Director of Honda Motor Europe, Ltd.

8	Masahiro Yoshida	Current position: Managing Officer and Director Responsibilities: Chief Operating Officer for Business Support Operations, Compliance Officer	Reappointment

Date of birth	Number of shares of the Company held
March 5, 1957	28,400 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	11/11

Resume, current position, responsibilities and significant concurrent positions

Apr. 1979	Joined Honda	June 2010	Director

Apr. 2007	General Manager of Human Resources and Associate Relations for Business Support Operations	Apr. 2011	Operating Officer and Director

June 2007	Operating Officer	Apr. 2012	Compliance Officer (present)

Apr. 2008	General Manager of Hamamatsu Factory of Production Operations	Apr. 2013	Managing Officer and Director (present)

Apr. 2010	Chief Operating Officer for Business Support Operations (present)

9	Kohei Takeuchi	Current position: Managing Officer and Director Responsibilities: Chief Operating Officer for Business Management Operations	Reappointment

Date of birth	Number of shares of the Company held
February 10, 1960	16,300 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	11/11

Resume, current position, responsibilities and significant concurrent positions

Apr. 1982	Joined Honda	Apr. 2013	Chief Operating Officer for Business Management (present)

Apr. 2010	General Manager of Accounting Division for Business Management Operations	June 2013	Director (present)

Apr. 2011	Operating Officer	Apr. 2015	Managing Officer and Director (present)

10	Nobuo Kuroyanagi	Current position: Director	Reappointment Outside

Date of birth	Number of shares of the Company held	Special interest between the candidate and the Company
December 18, 1941	2,800 shares	None
Attendance record of the Board of Directors	Term of office as Director (as of the close of this Meeting)
11/11	6 years

Resume, current position, responsibilities and significant concurrent positions

Oct. 2005	President and CEO of Mitsubishi UFJ Financial Group, Inc. (MUFG)	June 2010	End of tenure as Director of MUFG

Apr. 2008	Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU)	Mar. 2012	End of tenure as Director of BTMU

June 2009	Director of the Company (present)	Apr. 2012	Senior Advisor of BTMU (present)

Apr. 2010	Director of MUFG

(Significant concurrent positions)
Senior Advisor of BTMU, Outside Director of Mitsubishi Research Institute, Inc., Outside Director of Tokio Marine & Nichido Fire Insurance Co., Ltd., Outside Corporate Auditor of Mitsubishi Heavy Industries, Ltd., Outside Corporate Auditor of Tokyo Kaikan Co., Ltd.

Notes:	1.	Reasons for selection of candidate for the position of Outside Director
Nobuo Kuroyanagi is proposed as a candidate because the Company wishes to receive his advice on the Company’s activities given from an objective, broad-ranging and high-level perspective, and based on his rich experience and high level of insight regarding corporate management.
	2.	Incidence of inappropriate corporate operations at other companies for which the candidate was serving as an officer (during the past five years), acts which were done to prevent the occurrence of such incidences and acts which were done as measures taken after the occurrence of such incidence
At The Senshu Ikeda Bank, Ltd., where Nobuo Kuroyanagi served as an Outside Director from June 2010 until June 2012, the following were discovered: an incidence of embezzlement of customers’ savings by a part-time worker in November 2010, an incidence of fraudulent withdrawal by an employee through the misuse of the maximum amount of overdraft in March 2011 and, finally, an incidence of embezzlement of customers’ savings by an employee in June 2011. While Nobuo Kuroyanagi was unaware of such facts in advance, he made various recommendations regarding legal compliance, at meetings of the Board of Directors, on a regular basis and, after the discovery of the aforesaid incidence, Nobuo Kuroyanagi has proactively advised the Company on the implementation of measures to prevent the recurrence of such incidence through the strengthening of the Company’s internal systems for checks, etc. and the enhancement of employee training, etc.
	3.	Other matters related to the Outside Director candidate are as follows:
(1) Nobuo Kuroyanagi is candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.
(2) Outline of contents of the limited liability contract with the candidate for the position of Outside Director
Based on Article 427, Paragraph 1 of the Company Law and Article 28 of the Articles of Incorporation, the Company has entered into a contract with Nobuo Kuroyanagi which limit his liabilities, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law.
If he is re-elected, the Company plans to extend the term of his limited liability contract.

11	Hideko Kunii	Current position: Director	Reappointment Outside Independent Director

Date of birth	Number of shares of the Company held	Special interest between the candidate and the Company
December 13, 1947	200 shares	None
Attendance record of the Board of Directors	Term of office as Director (as of the close of this Meeting)
9/9	1 year

Resume, current position, responsibilities and significant concurrent positions
Mar. 1973	Ochanomizu University, Master of Science—Physics	Jul. 2009	Chairperson of Ricoh IT Solutions Co., Ltd.

Jan. 1976	San Jose State University, Master of Science—Computer and Information Sciences	Jul. 2009	Outside Director of Innovation Network Corporation of Japan (present)

May 1982	Joined Ricoh Co., Ltd.	Aug. 2009	Member of Gender Equality Bureau Cabinet Office (present)

May 1983	The University of Texas at Austin, Doctor of Philosophy	June 2011	Vice Chairperson of Japan Information Technology Service Industry Association (present)

June 2000	Corporate Vice President of Ricoh Co., Ltd.	Apr. 2012	Professor, Graduate School of Engineering Management, Shibaura Institute of Technology (present)

Oct. 2002	General Manager of Software Research & Development of Ricoh Co., Ltd.	Mar. 2013	End of tenure as Chairperson of Ricoh IT Solutions Co., Ltd.

End of tenure as Associate Director of Ricoh Co., Ltd.

June 2005	Corporate Senior Vice President of Ricoh Co., Ltd.	Apr. 2013	Deputy President, Professor, Shibaura Institute of Technology Graduate School of Engineering Management (present)

Apr. 2008	Chairperson of Ricoh Software Co., Ltd. (Current Ricoh IT Solutions Co., Ltd.)	Oct. 2013	General Manager of Gender Equality Promotion Office, Shibaura Institute of Technology (present)

Apr. 2009	Associate Director of Ricoh Co., Ltd.	June 2014	Director of the Company (present)

		June 2014	Outside Director of Tokyo Electric Power Company, Incorporated (present)
(Significant concurrent positions)

Outside Director of Innovation Network Corporation of Japan, Vice Chairperson of Japan Information Technology Service Industry Association, Professor, Graduate School of Engineering Management, Shibaura Institute of Technology, Deputy President, Professor, Shibaura Institute of Technology Graduate School of Engineering Management, General Manager of Gender Equality Promotion Office, Shibaura Institute of Technology, Outside Director of Tokyo Electric Power Company, Incorporated

Notes:	1.	Reasons for selection of candidate for position of Outside Director

Hideko Kunii has extensive experience and considerable knowledge regarding corporate activities and the software field in Japan as well as overseas and is active in the area of gender equality. She has been selected as a candidate for Outside Director to provide her advice from an objective and broad perspective, drawing on her experience and knowledge.

	2.	Other matters related to the Outside Director candidate are as follows:
		(1)	Hideko Kunii is candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.
		(2)	Hideko Kunii is a candidate for Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange, Inc. If she is re-elected the Company plans to extend the term as Independent Outside Director.
		(3)	Outline of contents of the limited liability contract with the candidate for the position of Outside Director
Based on Article 427, Paragraph 1 of the Company Law and Article 28 of the Articles of Incorporation, the Company has entered into a contract with Hideko Kunii which limit her liabilities, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law.
If she is re-elected, the Company plans to extend the term of her limited liability contract.

12	Shinji Aoyama	Current position: Operating Officer and Director Responsibilities: Chief Operating Officer for Motorcycle Operations	Reappointment

Date of birth	Number of shares of the Company held
December 25, 1963	12,600 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	11/11

Resume, current position, responsibilities and significant concurrent positions

Apr. 1986	Joined Honda	Apr. 2013	Chief Operating Officer for Motorcycle Operations (present)

Apr. 2011	General Manager of Motorcycle Business Planning Office for Motorcycle Operations	June 2013	Director (present)
Apr. 2012	Operating Officer (present)

13	Noriya Kaihara

Current position: Operating Officer and Director

Responsibilities: Chief Quality Officer, Chief Operating Officer of Customer Service Operations, Head of Service Supervisory Unit for Automobile Operations

Reappointment

Date of birth	Number of shares of the Company held
August 4, 1961	8,900 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	11/11

Resume, current position, responsibilities and significant concurrent positions

Apr. 1984	Joined Honda	June 2013	Director (present)

Apr. 2012	General Manager of Automobile Quality Assurance Division	Apr. 2014	Chief Operating Officer of Customer Service Operations (present)

Apr. 2013	Operating Officer (present)	Apr. 2014	Head of Service Supervisory Unit for Automobile Operations (present)

Apr. 2013	Chief Quality Officer (present)

14	Masayuki Igarashi	Current position: Operating Officer Responsibilities: Chief Operating Officer for Power Product Operations	Newly appointed

Date of birth	Number of shares of the Company held
July 6, 1963	3,000 shares
Special interest between the candidate and the Company	Attendance record of the Board of Directors
None	-

Resume, current position, responsibilities and significant concurrent positions

Apr. 1988	Joined Honda

Apr. 2009	General Manager of China Operation Office for Regional Operations (China)

Apr. 2012	President of Honda Vietnam Co., Ltd.

Apr. 2014	Director of Asian Honda Motor Co., Ltd.

Apr. 2015	Operating Officer of the Company (present)

Apr. 2015	Chief Operating Officer for Power Product Operations (present)

THIRD ITEM: Election of Two (2) Corporate Auditors

The term of office of the Corporate Auditors Hirotake Abe and Tomochika Iwashita is due to expire at the close of this meeting. It is proposed that two (2) Corporate Auditors be elected at this meeting.

The name and particulars of the candidates for the position of Corporate Auditor are provided below.

The Board of Corporate Auditors has consented to the submission of this item to this Meeting.

1	Hideo Takaura	Newly appointed Outside Independent Corporate Auditor

Date of birth	Number of shares of the Company held	Special interest between the candidate and the Company
June 19, 1949	0 shares	None
Attendance record of the Board of Directors	Attendance record of the Board of Corporate Auditors
-	-

Resume, current position and significant concurrent positions

Apr. 1974	Joined Price Waterhouse Kyodo CPA Accounting Office (associated with Price Waterhouse)	Apr. 2000	Vice Chairman of ChuoAoyama Audit Corporation (merged with Aoyama Audit Corporation)

May 1977	Registered as Japanese CPA	June 2003	Representative Partner of ChuoAoyama Audit Corporation

June 1983	Joined Aoyama Audit Corporation (associated with Price Waterhouse)	Aug. 2006	Retirement from ChuoAoyama Audit Corporation

Jul. 1987	Representative Partner of Aoyama Audit Corporation	Sep. 2006	Chief Executive Officer of PricewaterhouseCoopers Aarata

Jul. 1993	CEO of Aoyama Audit Corporation	May 2009	Representative Partner of PricewaterhouseCoopers Aarata

June 1996	End of tenure as CEO of Aoyama Audit Corporation	June 2009	Retirement from PricewaterhouseCoopers Aarata

Jul. 1999	Resumed post of CEO of Aoyama Audit Corporation	Jul. 2009	Auditor of Innovation Network Corporation of Japan (present)

(Significant concurrent positions)
Certified Public Accountant, Auditor of Innovation Network Corporation of Japan
Notes:	1.	Reasons for selection of candidate for the position of Outside Corporate Auditor
Hideo Takaura is proposed as a candidate because the Company wishes him to conduct audit from a broad-ranging and high-level perspective, based on his rich experience and high level of insight as a certified public accountant. Although he has no experience of being involved in corporate management, the Company is of the judgment that he is capable of performing his duties as Outside Corporate Auditor appropriately.
	2.	Other matters related to the Outside Corporate Auditor candidate are as follows:
		(1)	Hideo Takaura is a candidate for the position of Outside Corporate Auditor as defined in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of the Company Law
		(2)	Hideo Takaura is a candidate for the position of Independent Corporate Auditor as provided for in the rules of the Tokyo Stock Exchange
		(3)	Outline of contents of the limited liability contract with the candidate for the position of Outside Corporate Auditor
In case when the appointment of Hideo Takaura is approved, based on Article 427, Paragraph 1 of the Company Law and Article 35 of the Articles of Incorporation, the Company plans to enter into a contract with Hideo Takaura which limit his liabilities, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law.

2	Mayumi Tamura	Newly appointed Outside Independent Corporate Auditor

Date of birth	Number of shares of the Company held	Special interest between the candidate and the Company

May 22, 1960	0 shares	None
Attendance record of the Board of Directors	Attendance record of the Board of Corporate Auditors

-	-

Resume, current position and significant concurrent positions

Apr. 1983	Joined SONY CORPORATION	June 2007	Executive Officer and SVP, The Seiyu, Ltd. (current Seiyu GK)

Sep. 1991	Joined JOHNSON CO., LTD.	June 2007	Chief Financial Officer of The Seiyu, Ltd.

Jul. 1998	Senior Department Manager, Finance, Financial Support & IS of Johnson Professional Co., Ltd. (current CxS Corporation)	May 2010	Transferred to Wal-Mart Japan Holdings GK

Jul. 2000	Director of Johnson Professional Co., Ltd.	May 2010	Executive Officer and SVP, Wal-Mart Japan Holdings GK

Jul. 2000	Senior Department Manager, Finance and Financial Support Division of Johnson Professional Co., Ltd.	May 2010	Chief Financial Officer of Wal-Mart Japan Holdings GK

Jul. 2002	Vice President of Johnson Diversey Co., Ltd. (current CxS Corporation)	May 2010	Executive Officer and SVP, Seiyu GK

Jul. 2002	Responsible for Finance and Financial Support Division of Johnson Diversey Co., Ltd.	May 2010	Chief Financial Officer of Seiyu GK

Sep. 2004	Retirement from Johnson Diversey Co., Ltd.	Jul. 2013	End of tenure as Chief Financial Officer of Seiyu GK

Dec. 2004	CFO of adidas Japan K.K.	Jan. 2014	Retirement from Seiyu GK

Oct. 2006	Retirement from adidas Japan K.K.

    Notes: 1. Reasons for selection of candidate for the position of Outside Corporate Auditor

Mayumi Tamura is proposed as a candidate because the Company wishes her to conduct audit from a broad-ranging and high-level perspective, based on her rich experience and high level of insight regarding corporate management.

                2. Other matters related to the Outside Corporate Auditor candidate are as follows:

(1)	Mayumi Tamura is a candidate for the position of Outside Corporate Auditor as defined in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of the Company Law
(2)	Mayumi Tamura is a candidate for the position of Independent Corporate Auditor as provided for in the rules of the Tokyo Stock Exchange
(3)	Outline of contents of the limited liability contract with the candidate for the position of Outside Corporate Auditor

In case when the appointment of Mayumi Tamura is approved, based on Article 427, Paragraph 1 of the Company Law and Article 35 of the Articles of Incorporation, the Company plans to enter into contracts with Mayumi Tamura which limit her liabilities, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law.

Business Report for the 91st Fiscal Year

For the Period From: April 1, 2014 To: March 31, 2015

1. OUTLINE OF BUSINESS

(1) Review of Operations

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal year ended March 31, 2015 totaled ¥ 522.7 billion, a decrease of 8.9% from the previous fiscal year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the year amounted to ¥ 290.06, a decrease of ¥ 28.48 from ¥ 318.54 for the previous fiscal year.

Consolidated net sales and other operating revenue for the year amounted to ¥ 12,646.7 billion, an increase of 6.8% from the previous fiscal year, due primarily to increased revenue in motorcycle business operations, as well as favorable foreign currency translation effects.

Consolidated operating income for the year amounted to ¥ 651.6 billion, a decrease of 13.1% from the previous fiscal year, due primarily to increased SG&A expenses including product warranty expenses, and increased R&D expenses, despite continuing cost reduction efforts and favorable foreign currency effects.

Consolidated income before income taxes and equity in income of affiliates for the year totaled ¥ 689.6 billion, a decrease of 5.4% from the previous fiscal year.

Equity in income of affiliates amounted to ¥ 126.5 billion for the year, a decrease of 4.5% from the previous fiscal year.

Motorcycle Business

For the years ended March 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015	Change	%	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015	Change	%
Motorcycle business	17,021	17,765	744	4.4	10,343	10,742	399	3.9
Japan	226	199	-27	-11.9	226	199	-27	-11.9
North America	276	285	9	3.3	276	285	9	3.3
Europe	166	192	26	15.7	166	192	26	15.7
Asia	14,536	15,504	968	6.7	7,858	8,481	623	7.9
Other Regions	1,817	1,585	-232	-12.8	1,817	1,585	-232	-12.8

Note:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal year by business segment, in motorcycle business operations, revenue from sales to external customers increased 9.6%, to ¥ 1,824.1 billion from the previous fiscal year, due mainly to increased consolidated unit sales, as well as favorable foreign currency translation effects. Operating income totaled ¥ 181.3 billion, an increase of 9.5% from the previous fiscal year, due primarily to an increase in sales volume and model mix, as well as favorable foreign currency effects, despite increased SG&A expenses.

Automobile Business

For the years ended March 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015	Change	%	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015	Change	%
Automobile business	4,323	4,364	41	0.9	3,560	3,567	7	0.2
Japan	818	761	-57	-7.0	812	752	-60	-7.4
North America	1,757	1,746	-11	-0.6	1,757	1,746	-11	-0.6
Europe	169	167	-2	-1.2	169	167	-2	-1.2
Asia	1,286	1,425	139	10.8	529	637	108	20.4
Other Regions	293	265	-28	-9.6	293	265	-28	-9.6

Note:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our Automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, revenue from sales to external customers increased 5.6%, to ¥ 9,693.2 billion from the previous fiscal year due mainly to favorable foreign currency translation effects. Operating income totaled ¥ 276.2 billion, a decrease of 31.6% from the previous fiscal year, due primarily to increased SG&A expenses including product warranty expenses and increased R&D expenses, despite continuing cost reduction efforts and favorable foreign currency effects.

Financial Services Business

Revenue from customers in the financial services business operations increased 16.7%, to ¥ 814.4 billion from the previous fiscal year due mainly to an increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 10.1% to ¥ 201.1 billion from the previous fiscal year due mainly to increased revenue, as well as favorable foreign currency effects.

Power Product and Other Businesses

For the years ended March 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales/Consolidated Unit Sales
	Year ended Mar. 31, 2014	Year ended Mar. 31, 2015	Change	%
Power product business	6,036	6,001	-35	-0.6
Japan	314	338	24	7.6
North America	2,718	2,698	-20	-0.7
Europe	1,032	1,093	61	5.9
Asia	1,500	1,403	-97	-6.5
Other Regions	472	469	-3	-0.6

Note:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2014 and for the year ended March 31, 2015, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses totaled to ¥ 314.8 billion, an increase of 3.5% from the previous fiscal year, due mainly to favorable foreign currency translation effects, despite decreased consolidated power product unit sales. Honda reported an operating loss of ¥ 7.0 billion, a decline of ¥ 5.2 billion from the previous fiscal year, due mainly to increased expenses in other businesses as well as unfavorable foreign currency effects.

¡ Net Sales Breakdown

	Yen (millions)
	FY2014 From April 1, 2013 to March 31, 2014 (reference)	FY2015 From April 1, 2014 to March 31, 2015	Change from the previous fiscal year (reference)
				(%)
Grand Total	11,842,451	12,646,747	804,296	6.8
Japan	1,912,504	1,810,283	-102,221	-5.3
North America	5,567,594	6,157,505	589,911	10.6
Europe	667,187	672,337	5,150	0.8
Asia	2,515,881	2,876,248	360,367	14.3
Other Regions	1,179,285	1,130,374	-48,911	-4.1

Motorcycle Business	1,663,631	1,824,126	160,495	9.6
Japan	79,455	72,543	-6,912	-8.7
North America	141,563	154,475	12,912	9.1
Europe	102,634	117,494	14,860	14.5
Asia	868,464	1,029,004	160,540	18.5
Other Regions	471,515	450,610	-20,905	-4.4
Automobile Business	9,176,360	9,693,294	516,934	5.6
Japan	1,714,752	1,617,941	-96,811	-5.6
North America	4,717,769	5,182,917	465,148	9.9
Europe	487,673	475,101	-12,572	-2.6
Asia	1,599,069	1,795,048	195,979	12.3
Other Regions	657,097	622,287	-34,810	-5.3
Financial Service Business	698,185	814,484	116,299	16.7
Japan	40,333	45,247	4,914	12.2
North America	610,848	712,665	101,817	16.7
Europe	12,646	12,304	-342	-2.7
Asia	8,051	11,310	3,259	40.5
Other Regions	26,307	32,958	6,651	25.3
Power Product & Other Businesses	304,275	314,843	10,568	3.5
Japan	77,964	74,552	-3,412	-4.4
North America	97,414	107,448	10,034	10.3
Europe	64,234	67,438	3,204	5.0
Asia	40,297	40,886	589	1.5
Other Regions	24,366	24,519	153	0.6

(2) Capital Expenditures

Capital expenditures during the fiscal year totaled ¥657,962 million. The breakdown of capital expenditures by business segment was as follows:

In addition to investments for new model introductions, the Company’s capital investments were predominantly utilized for expanding, rationalizing and renovating manufacturing facilities as well as for expanding sales and R&D facilities.

	Yen (millions), %
Business Segment	FY2014 (reference)	FY2015	Change in amount (reference)	Change (%) (reference)
Motorcycle business	55,575	64,487	8,912	16.0
Automobile business	656,412	582,394	-74,018	-11.3
Financial Services Business	620	432	-188	-30.3
Power Product and Other Businesses	13,580	10,649	-2,931	-21.6

Total	726,187	657,962	-68,225	-9.4

Operating Lease Assets	1,127,840	1,470,850	343,010	30.4

Note:  Intangible assets are not included in the table above.

(3) Liquidity and Capital Resources

Funds for financing capital investments in Honda’s manufacturing and sales businesses are provided mainly from cash generated by operating activities and bank loans. The outstanding balance of funds for Honda’s manufacturing and sales businesses at the end of the fiscal year under review was ¥587.6 billion.

Honda funds its financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of monetary assets, commercial paper and corporate bonds. The outstanding balance of funds for Honda’s financial services subsidiaries at the end of the fiscal year under review was ¥6,674.7 billion.

(4) Preparing for the Future

Honda aims to achieve global growth by further encouraging and strengthening innovation as well as creating quality products that please the customers and exceed their expectations.

Honda will focus all its energies on the tasks set out below as it pursues the vision toward 2020 of “providing good products to customers with speed, affordability and low CO2 emissions.”

1.	Product Quality

Honda will strive to improve its product quality by verification within each development, purchasing, production, sales and service department, along with integrated verification through coordination among those departments.

2.	Research and Development

Honda will continue to be innovative in advanced technology and products, aiming to create and introduce new value-added products to quickly respond to specific needs in various markets around the world, in addition to its efforts to develop the most effective safety and environmental technologies. Honda will also continue its efforts to conduct research on experimental technologies for the future.

3.	Production Efficiency

Honda will strengthen its production systems at its global production bases and supply high-quality products flexibly and efficiently, with the aim of meeting the needs of its customers in each region. Honda will work at improving its global supply chain by devising more effective business continuity plans in order to respond to various risks including but not limited to natural disasters.

4.	Sales Efficiency

Honda will remain proactive in its efforts to expand product lines and the innovative use of IT to show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

5.	Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. Honda will reinforce and continue to advance its contribution to traffic safety in Japan and motorized societies abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

6.	The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines as well as further promote the development of fuel cells. Honda has now set a target to reduce CO2 emissions from its global products by 30% by 2020 compared to year 2000 levels. Honda will strengthen its efforts to realize reductions in CO2 emissions through its entire corporate activities including production and its supply chain. Furthermore, Honda will strengthen its efforts in advancing technologies in the area of total energy management, to reduce CO2 emissions from mobility and people’s everyday lives.

7.	Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance and risk management as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda will strive to be a company that its shareholders, investors, customers and society want it to exist.

(5) Employees of the Group and the Parent Company

(a) Honda Employees

Business Segment	Number of Employees
	FY2014 (reference)		FY2015		Change (reference)
Motorcycle business	42,276	(14,478)	41,844	(14,301)	-432	(-177)
Automobile business	145,585	(15,249)	150,823	(16,288)	5,238	(1,039)
Financial Services Business	2,160	(163)	2,241	(148)	81	(-15)
Power Product & Other Businesses	8,540	(2,958)	8,994	(3,054)	454	(96)

Total	198,561	(32,848)	203,902	(33,791)	5,341	(943)

(b) Employees of the Parent Company

	FY2014 (reference)		FY2015		Change (reference)
Number of employees	23,467	(4,931)	22,954	(5,275)	-513	(344)
Average age	44.5		44.8		0.3
Average number of years Employed by the Company	23.3		23.5		0.2

Note:	The number of employees of the Honda Group and the Company refers to full-time employees. The average number of temporary employees is shown in parentheses.

2. COMMON STOCK

(1) Total Number of Shares Issued	1,811,428,430 shares
(2) Number of Stockholders	196,892
(3) Principal Stockholders

Name	Number of Shares Held (thousands)	Percentage against Total Shares Issued (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	104,755	5.8
Moxley & Co. LLC	83,945	4.7
The Master Trust Bank of Japan, Ltd. (Trust Account)	70,922	3.9
State Street Bank and Trust Company 505223	52,503	2.9
Meiji Yasuda Life Insurance Company	51,199	2.8
State Street Bank and Trust Company	43,820	2.4
Tokio Marine & Nichido Fire Insurance Co., Ltd.	42,553	2.4
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,686	2.0
Nippon Life Insurance Company	27,066	1.5
Mitsui Sumitomo Insurance Company, Limited	25,739	1.4

Notes:	1.	The number of shares described above rounds off figures of less than 1,000 shares.
	2.	Ownership percentages are calculated using the total number of shares issued minus treasury stock (9,141 thousand shares).
	3.	Moxley & Co. LLC is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs).

• Breakdown of shares by shareholder type (reference)

3. STOCK WARRANTS

No relevant information

4. CORPORATE OFFICERS

(1) Directors and Corporate Auditors (As of March 31, 2015)

Title	Name	Area of Responsibility or Principal Occupations
Chairman and Representative Director	Fumihiko Ike	Chairman of Japan Automobile Manufacturers Association, Inc.

President, Chief Executive Officer and Representative Director	Takanobu Ito

Executive Vice President, Executive Officer and Representative Director	Tetsuo Iwamura	Risk Management Officer Corporate Brand Officer Chairman of American Honda Motor Co., Inc.

Senior Managing Officer and Director	Takashi Yamamoto

Chief Production Officer

Representative of Automobile Development, Purchasing and Production for Automobile Operations

Head of Automobile Production for Automobile Operations

President, Chief Executive Officer and Representative Director of Honda Engineering Co., Ltd.

Senior Managing Officer and Director	Yoshiharu Yamamoto	Chief Operating Officer for IT Operations President, Chief Executive Officer and Director of Honda R&D Co., Ltd.

Managing Officer and Director	Toshihiko Nonaka	Chief Operating Officer for Automobile Operations

Managing Officer and Director	Masahiro Yoshida	Chief Operating Officer for Business Support Operations Compliance Officer

Director (Outside)	Nobuo Kuroyanagi

Senior Advisor of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Outside Director of Mitsubishi Research Institute, Inc.

Outside Director of Tokio Marine & Nichido Fire Insurance Co., Ltd.

Outside Corporate Auditor of Mitsubishi Heavy Industries, Ltd.

Outside Corporate Auditor of Tokyo Kaikan Co., Ltd.

Director (Outside)	Hideko Kunii

Outside Director of Innovation Network Corporation of Japan

Vice Chairperson of Japan Information Technology Service Industry Association

Professor, Graduate School of Engineering Management, Shibaura Institute of Technology

Deputy President, Professor, Shibaura Institute of Technology Graduate School of Engineering Management

General Manager of Gender Equality Promotion Office, Shibaura Institute of Technology

Outside Director of Tokyo Electric Power Company, Incorporated

Operating Officer and Director	Yuji Shiga	Chief Operating Officer for Power Product Operations

Operating Officer and Director	Kohei Takeuchi	Chief Operating Officer for Business Management Operations

Operating Officer and Director	Shinji Aoyama	Chief Operating Officer for Motorcycle Operations

Operating Officer and Director	Noriya Kaihara	Chief Quality Officer Chief Operating Officer for Customer Service Operations Head of Service Supervisory Unit for Automobile Operations

Corporate Auditor (Full-time)	Masaya Yamashita

Title	Name	Area of Responsibility or Principal Occupations
Corporate Auditor (Full-time)	Kunio Endo

Corporate Auditor (Outside)	Hirotake Abe	Certified Public Accountant Outside Corporate Auditor of CONEXIO Corporation Outside Corporate Auditor of NIPPON STEEL & SUMITOMO METAL CORPORATION

Corporate Auditor (Outside)	Tomochika Iwashita	Outside Corporate Auditor of DCM Holdings Co., Ltd.

Corporate Auditor (Outside)	Toshiaki Hiwatari	Lawyer Outside Director of Nomura Securities Co., Ltd. Outside Corporate Auditor of TOYO KANETSU K.K. Advisor of TMI Associates

Notes:	1.	Directors Nobuo Kuroyanagi and Hideko Kunii are Outside Directors in accordance with Article 2-15 of the Company Law.

	2.	Corporate Auditors Hirotake Abe, Tomochika Iwashita and Toshiaki Hiwatari are Outside Corporate Auditors in accordance with Article 2-16 of the Company Law.

	3.	Corporate Auditor Kunio Endo has considerable operating experience regarding financial and accounting departments in the Company and its subsidiaries. In addition, Corporate Auditor Hirotake Abe has extensive knowledge and experience as a certified public accountant. Mr. Endo and Mr. Abe have abundant knowledge related to finance and accounting.

	4.	The Company has appointed Hideko Kunii as an independent (outside) director and Hirotake Abe and Toshiaki Hiwatari as independent (outside) corporate auditors as provided for by the rules of the Tokyo Stock Exchange and reported their appointment to the Tokyo Stock Exchange.

	5.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. is one of the Company’s principal shareholders and the Company has transaction relationships with the Bank of Tokyo-Mitsubishi UFJ, including deposits and foreign exchange. In addition, the Tokio Marine & Nichido Fire Insurance Co., Ltd. is one of the Company’s principal shareholders and the Company has transaction relationships with Tokio Marine & Nichido Fire Insurance, including insurance contracts. The Company has transaction relationships with Mitsubishi Heavy Industries, Ltd. and purchases automobile parts from the company. The Company also has transaction relationships with Tokyo Electric Power Company, Incorporated and purchases electricity from the company. In addition, the Company has transaction relationships with NIPPON STEEL & SUMITOMO METAL CORPORATION and purchases steel and related products from the company. The Company has no other special capital or transaction relationships with other companies.

	6.	The Company has introduced the Operating Officer System to strengthen regional operations and local workplaces and to implement quick and appropriate decisions. The Operating Officers of the Company who do not hold the position of Director are as follows: (As of March 31, 2015)

Title	Name	Principal Occupations
Senior Managing Officer	Sho Minekawa	Chief Operating Officer for Regional Operations (Japan) Chief Officer for Honda Driving Safety Promotion Center

Senior Managing Officer	Koichi Fukuo	Executive in Charge of Quality Innovation for Automobile Operations Executive Vice President, Executive Officer and Director of Honda R&D Co., Ltd.

Managing Officer	Takuji Yamada	Chief Operating Officer for Regional Operations (North America) President and Director of Honda North America, Inc. President and Chief Executive Officer of American Honda Motor Co., Inc.

Managing Officer	Yoshiyuki Matsumoto	Representative of Development, Purchasing and Production (Asia & Oceania) Executive Vice President of Asian Honda Motor Co., Ltd. President and CEO of Honda Motor India Private Ltd.

Title	Name	Principal Occupations
Managing Officer	Ko Katayama	Executive in Charge of Production Strategy for Automobile Operations

Head of Supply Chain Management Supervisory Unit in Automobile Production for Automobile Operations

Managing Officer	Chitoshi Yokota	Representative of Automobile Development, Purchasing and Production (North America)

Executive Vice President and Director of Honda North America, Inc.

Managing Officer	Seiji Kuraishi	Chief Operating Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

President of Honda Motor Technology (China) Co., Ltd.

Managing Officer	Toshiaki Mikoshiba	Chief Operating Officer for Regional Operations (Europe Region)

President and Director of Honda Motor Europe Ltd.

Managing Officer	Yoshi Yamane	Representative of Automobile Development, Purchasing and Production (Japan)

Head of Automobile Production for Regional Operations (Japan)

Head of Production Supervisory Unit in Automobile Production for Regional Operations (Japan)

Managing Officer	Takahiro Hachigo	Representative of Development, Purchasing and Production (China)

Vice President of Honda Motor (China) Investment Co., Ltd.

Vice President of Honda Motor Technology (China) Co., Ltd.

Operating Officer	Takashi Sekiguchi	Executive in Charge of Business Unit No. 2 for Automobile Operations

Operating Officer	Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Operating Officer	Soichiro Takizawa	Representative of Development, Purchasing and Production (Europe Region)

Executive Vice President and Director of Honda Motor Europe Ltd.

Managing Director of Honda of the U.K. Manufacturing Ltd.

Operating Officer	Naoto Matsui	Chief Operating Officer for Purchasing Operations

Head of Purchasing Supervisory Unit in Automobile Production for Automobile Operations

Operating Officer	Mitsugu Matsukawa	Head of Drivetrain Business Unit in Automobile Production for Automobile Operations

Operating Officer	Tetsuo Suzuki	Representative of Motorcycle Development, Purchasing and Production for Motorcycle Operations

Operating Officer	Issao Mizoguchi	Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

President and Director of Moto Honda da Amazonia Ltda.

Operating Officer	Toshihiro Mibe	Executive in Charge of Powertrain Business for Automobile Operations

Head of Powertrain Production Supervisory Unit in Automobile Production for Automobile Operations

Operating Officer	Yusuke Hori	Head of Regional Unit (Africa & the Middle East)

Operating Officer	Tomomi Kosaka	Executive Vice President and Director of Honda North America, Inc.

President and Director of Honda of America Mfg., Inc.

Title	Name	Principal Occupations
Operating Officer	Noriaki Abe	Chief Operating Officer for Regional Operations (Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

President and Director of Honda Automobile (Thailand) Co., Ltd.

Operating Officer	Toshiyuki Shimabara	Executive in Charge of Motorcycle Production for Motorcycle Operations

General Manager of Kumamoto Factory for Motorcycle Operations

Executive in Charge of Power Product Production for Power Product Operations

Operating Officer	Yasuhide Mizuno	President of Guangqi Honda Automobile Co., Ltd.

7.	As of April 1, 2015, the following changes in Representative Director and Operating Officers were announced by the Company.

Title	Name	As of March 31, 2015
Senior Managing Officer	Takuji Yamada	Managing Officer

Senior Managing Officer	Yoshiyuki Matsumoto	Managing Officer

Senior Managing Officer	Toshiaki Mikoshiba	Managing Officer

Senior Managing Officer	Yoshi Yamane	Managing Officer

Senior Managing Officer	Takahiro Hachigo	Managing Officer

Managing Officer	Takashi Sekiguchi	Operating Officer

Managing Officer	Soichiro Takizawa	Operating Officer

Managing Officer and Director	Kohei Takeuchi	Operating Officer and Director

Operating Officer	Kazuhiro Odaka	General Manager of Associate Relations Division of Business Support Operations

Operating Officer	Masayuki Igarashi	Director of Asian Honda Motor Co., Ltd.

Operating Officer	Hiroyuki Kachi	Senior Vice President & Director of Honda Cars India Ltd.

(2) Remuneration of Directors and Corporate Auditors, Etc.

Yen (millions)
Item	Directors (Outside Directors)		Corporate Auditors (Outside Corporate Auditors)		Total (Outside Directors and Corporate Auditors)
	Number of persons	Value of payments	Number of persons	Value of payments	Number of persons	Value of payments
Remuneration	15 (3)	594 (23)	5 (3)	181 (47)	20 (6)	775 (71)
Bonuses	13 (2)	252 (7)	— (—)	— (—)	13 (2)	252 (7)

Total		846 (30)		181 (47)		1,027 (78)

Notes:	1.	Remuneration is limited to ¥1,300 million per year for Directors and ¥270 million per year for Corporate Auditors.

	2.	“Remuneration” shown in the table above is the amount of remuneration that the Company paid to its Directors, Corporate Auditors as well as its Outside Directors and Corporate Auditor during the fiscal year under review. This amount includes remuneration paid to two Directors who resigned as of the closing of the 90th Ordinary General Meeting of Shareholders that was held on June 13, 2014.

	3.	Bonuses to directors are included in the previously mentioned maximum amount for compensation to Directors, and the amount shown was decided by the meeting of the Board of Directors held on April 28, 2015.

(3) Principal Activities of Outside Directors and Outside Corporate Auditors during the Fiscal Year under Review

(a) Principal Activities during the Fiscal Year under Review

Post	Name	Attendance Record	Principal Activities during the Fiscal Year under Review
Director	Nobuo Kuroyanagi	Attended all 11 meetings of the Board of Directors	Based on abundant experience and considerable knowledge regarding corporate management, he provides advice regarding the Company’s operations from an objective and highly sophisticated perspective.

Director	Hideko Kunii	Attended all 9 meetings of the Board of Directors	Based on abundant experience and considerable knowledge regarding corporate activities as well as domestic and overseas software field, she provides advice regarding the Company’s operations from an objective and highly sophisticated perspective.

Corporate Auditor	Hirotake Abe	Attended 10 of 11 meetings of the Board of Directors Attended all 10 meetings of the Board of Corporate Auditors	Based on abundant experience and considerable knowledge as a certified public accountant, he conducts auditing activities from a broad and sophisticated perspective.

Corporate Auditor	Tomochika Iwashita	Attended all 11 meetings of the Board of Directors Attended all 10 meetings of the Board of Corporate Auditors	Based on abundant experience and considerable knowledge regarding corporate management, he conducts auditing activities from a broad and sophisticated perspective.

Corporate Auditor	Toshiaki Hiwatari	Attended all 11 meetings of the Board of Directors Attended all 10 meetings of the Board of Corporate Auditors	Based on abundant experience and considerable knowledge as a legal affairs specialist, he conducts auditing activities from a broad and sophisticated perspective.

All Outside Directors and Outside Corporate Auditors have been selected based on their abundant experience and considerable knowledge, and they provide necessary comments during the deliberation of proposals.

Notes:	1.	The attendance rate of all Internal Directors and Internal Corporate Auditors was 100% at meetings of the Board of Directors and meetings of the Board of Auditors, respectively.

	2.	The attendance record of Director Hideko Kunii shows figures covering the meetings of the Board of Directors held after her assumption of office on June 13, 2014.

(b) Summary of Content of Liability Limitation Contracts

The Company has entered into liability limitation contracts with all Outside Directors and Outside Corporate Auditors based on the provisions of Article 427, Paragraph 1 of the Company Law and of the Company’s Articles of Incorporation, to the effect of limiting the liability for damages provided for in Article 423, Paragraph 1 of the Company Law to the minimum liability amount provided for in Article 425, Paragraph 1 of the Company Law.

5. FINANCIAL AUDIT COMPANY

(1) Name of Financial Audit Company

KPMG AZSA LLC

(2) Financial Audit Company Remuneration, Etc., for the Fiscal Year under Review

(a)	Remuneration, etc.	¥492 million
(b)	Total profit on monetary and other assets to be paid by the Company and its subsidiaries	¥879 million

Notes:	1.

The audit contract between the Company and its financial audit company does not itemize remuneration for auditing work based on the Company Law of Japan, auditing work based on the Financial Instruments and Exchange Law of Japan and auditing work based on the Securities Exchange Law of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in line item (a) above is a total figure.

	2.

In addition to the services specified in Article 2, Paragraph 1 of the Japanese Certified Public Accountants Law, the Company paid the independent accounting firm for advisory and other services related to the accounting items and information disclosure.

	3.	Of the Company’s principal subsidiaries, overseas subsidiaries are audited by financial audit companies other than the financial audit company employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Audit Company

In the case that the Company’s financial audit company was recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services or otherwise shown grounds for determining it was inappropriate for employment as a financial audit company, the Company has the policy of, in accordance with procedures stipulated in the Company Law, dismissing its financial audit company or submitting resolutions proposing the financial audit company’s dismissal or non re-employment to the general meeting of shareholders.

6. THE COMPANY’S SYSTEMS AND POLICIES

Systems to Ensure Directors’ Execution of Duties Complies with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of the Company’s Operations

The Company’s Board of Directors made the following decisions regarding enhancements in the Company’s Internal Control Systems.

1.	Systems for ensuring that the execution of duties by directors and employees complies with the law and the Company’s Articles of Incorporation

The Company has prepared the Honda Conduct Guidelines which provide for conformity with applicable laws and internal rules and regulations as guidelines for conduct which should be shared by the Company’s management and employees and implements measures to ensure that all management personnel and employees are made aware of and follow these guidelines. The Company establishes its compliance system such as by appointing a Compliance Officer, who is a director in charge of compliance-related initiatives and by establishing the Compliance Committee and the Business Ethics Improvement Proposal Line.

2.	Systems related to retention and management of information on execution of duties by directors

Information related to the execution of duties by directors, including minutes of Board of Directors meetings and other important meetings, is retained and stored appropriately in accordance with the Company’s document management policy.

3.	Regulations and other systems related to risk management

Important management issues are taken up by the Board of Directors, Executive Council and/or Regional Operating Boards, which discuss them in accordance with established rules of procedure, assess associated risks and make decisions after due consideration.

A Risk Management Officer is appointed as a director in charge of promoting risk management initiatives. The Risk Management Officer playing the main role, risk information is collected and evaluated (of these risks, significant risk is promptly reported to the division in charge along with instructions on the countermeasures, and its progress is then monitored). For large-scale disasters requiring Company-level crisis management, the Company organizes the system, such as by establishing the Corporate Crisis Management Policy and Honda Crisis Response Rules.

4.	Systems for ensuring that the execution of duties by directors is being conducted efficiently

The Company has established a system for operating its organizational units that reflects its fundamental corporate philosophy. For example, separate headquarters have been set up for each region, business and function, and an operating officer has been assigned to each headquarters and main division. In addition, we have implemented a system that enables prompt and appropriate decision making by having the Executive Council and Regional Operating Boards deliberate on important management issues. To conduct management efficiently and effectively, business plans are prepared on an annual basis and for the medium term, and measures are taken to share these plans.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company and its subsidiaries share the Honda Conduct Guidelines and basic policies regarding corporate governance. In addition, each subsidiary works to promote activities that are in compliance with the laws of countries in which they operate and practices observed in their respective industries as they endeavor to enhance corporate governance.

As for the business execution of its subsidiaries, the Company helps with the establishment of account settlement rules. When it comes to important management issues, the Company requests the subsidiary to obtain prior approval from the Company or to report to the Company according to its internal rules. The business control division of the Company regularly receives reports on the subsidiary’s business plans to confirm the appropriateness of the operation.

The Business Ethics Improvement Proposal Line of the Company establishes an internal whistle-blowing and response system for the Company and subsidiaries and major subsidiaries have such internal reporting functions etc. These systems enable the Honda Group to discover and respond to issues that may arise at an early date.

The Audit Office, which directly reports to the president and CEO, is working to strengthen internal auditing functions within the Honda Group, internal auditing of all units, supervising and providing guidance to internal auditing units in major subsidiaries, conducting audits of subsidiaries directly when necessary.

In the case of a company accounted for by the equity method, the Company works to improve corporate governance throughout the Group by seeking the understanding and cooperation of such companies with Honda’s basic corporate governance policies.

6.	Provision of employees when assistance is requested by corporate auditors and independence of such employees from directors

The Corporate Auditors’ Office has been established as a supportive staff organization directly under the Board of Corporate Auditors to provide support to corporate auditors.

7.	Systems for ensuring directors and employees report to corporate auditors and other systems related to the reporting to corporate auditors

In addition to regularly reporting the state of operations at the Company and its subsidiaries and the state of implementation and operation of internal control systems, including those related to compliance and risk management, any information that may have a significant impact on the Company’s operations is also reported to the corporate auditors.

8.	Other systems for ensuring the effectiveness of audits by corporate auditors

Corporate auditors work closely with the Audit Office, which serves as the Company’s internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, corporate auditors attend the Executive Council and other important meetings.

7. POLICY REGARDING DECISIONS FOR DISTRIBUTION OF DIVIDENDS, ETC.

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy. The present goal is to maintain a shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income attributable to Honda Motor Co., Ltd.) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of ¥22 per share for the year ended March 31, 2015. As a result, total cash dividends for the year ended March 31, 2015, together with the first quarter cash dividends of ¥22, the second quarter cash dividends of ¥22 and the third quarter cash dividends of ¥22, are planned to be ¥88 per share, an increase of ¥6 per share from the annual dividends paid for the year ended March 31, 2014.

Also, please note that the year-end cash dividends for the year ended March 31, 2015 is a matter to be resolved at the ordinary general meeting of shareholders.

Consolidated Balance Sheets

	Yen (millions)
As of March 31, 2014 and 2015	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	¥1,168,914	¥1,466,525
Trade accounts and notes receivable	1,158,671	1,211,219
Finance subsidiaries–receivables, net	1,464,215	1,645,570
Inventories	1,302,895	1,486,177
Deferred income taxes	202,123	195,254
Other current assets	474,448	607,161

Total current assets	5,771,266	6,611,906

Finance subsidiaries–receivables, net	3,317,553	3,558,931

Investments and advances:
Investments in and advances to affiliates	564,266	660,301
Other, including marketable equity securities	253,661	285,633

Total investments and advances	817,927	945,934

Property on operating leases:
Vehicles	2,718,131	3,628,128
Less accumulated depreciation	481,410	628,643

Net property on operating leases	2,236,721	2,999,485

Property, plant and equipment, at cost:
Land	521,806	541,088
Buildings	1,895,140	2,113,307
Machinery and equipment	4,384,255	5,035,280
Construction in progress	339,093	366,547

	7,140,294	8,056,222
Less accumulated depreciation and amortization	4,321,862	4,843,364

Net property, plant and equipment	2,818,432	3,212,858

Other assets, net	660,132	746,249

Total assets	¥15,622,031	¥18,075,363

	Yen (millions)
	2014	2015
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	¥1,319,344	¥1,592,881
Current portion of long-term debt	1,303,464	1,264,149
Trade payables:
Notes	28,501	42,535
Accounts	1,071,179	1,171,085
Accrued expenses	626,503	728,927
Income taxes payable	43,085	52,306
Other current liabilities	319,253	436,601

Total current liabilities	4,711,329	5,288,484

Long-term debt, excluding current portion	3,234,066	3,933,860
Other liabilities	1,563,238	1,888,816

Total liabilities	9,508,633	11,111,160

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2014 and Mar. 31, 2015	86,067	86,067
Capital surplus	171,117	171,118
Legal reserves	49,276	55,125
Retained earnings	6,431,682	6,789,996
Accumulated other comprehensive income (loss), net	(793,014)	(349,691)
Treasury stock, at cost 9,137,234 shares on Mar. 31, 2014 and 9,141,504 shares on Mar. 31, 2015	(26,149)	(26,165)

Total Honda Motor Co., Ltd. shareholders’ equity	5,918,979	6,726,450

Noncontrolling interests	194,419	237,753

Total equity	6,113,398	6,964,203

Commitments and contingent liabilities
Total liabilities and equity	¥15,622,031	¥18,075,363

Consolidated Statements of Income

	Yen (millions)
Year ended March 31, 2014 and 2015	2014	2015
Net sales and other operating revenue	¥11,842,451	¥12,646,747

Operating costs and expenses:
Cost of sales	8,761,083	9,451,965
Selling, general and administrative	1,696,957	1,880,494
Research and development	634,130	662,610

	11,092,170	11,995,069

Operating income	750,281	651,678

Other income (expenses):
Interest income	24,026	25,622
Interest expense	(12,703)	(16,598)
Other, net	(32,664)	28,907

	(21,341)	37,931

Income before income taxes and equity in income of affiliates	728,940	689,609

Income tax expense:
Current	207,236	175,609
Deferred	45,426	74,638

	252,662	250,247

Income before equity in income of affiliates	476,278	439,362

Equity in income of affiliates	132,471	126,570

Net income	608,749	565,932
Less: Net income attributable to noncontrolling interests	34,642	43,168

Net income attributable to Honda Motor Co., Ltd.	¥574,107	¥522,764

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥318.54	¥290.06

Consolidated Statements of Changes in Equity

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balances as of March 31, 2013	¥86,067	¥171,117	¥47,583	¥6,001,649	¥(1,236,792)	¥(26,124)	¥5,043,500	¥161,923	¥5,205,423

Transfer to legal reserves			1,693	(1,693)			—		—
Dividends paid to Honda Motor Co., Ltd. Shareholders				(142,381)			(142,381)		(142,381)
Dividends paid to noncontrolling interests								(9,677)	(9,677)
Capital transactions and others								(5,557)	(5,557)
Comprehensive income (loss):
Net income				574,107			574,107	34,642	608,749
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					320,424		320,424	13,235	333,659
Unrealized gains (losses) on available-for-sale securities, net					15,219		15,219	33	15,252
Unrealized gains (losses) on derivative instruments, net					237		237		237
Pension and other postretirement benefits adjustments					107,898		107,898	(180)	107,718

Total comprehensive income (loss)							1,017,885	47,730	1,065,615

Purchase of treasury stock						(26)	(26)		(26)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2014	86,067	171,117	49,276	6,431,682	(793,014)	(26,149)	5,918,979	194,419	6,113,398

Transfer to legal reserves			5,849	(5,849)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(158,601)			(158,601)		(158,601)
Dividends paid to noncontrolling interests								(18,756)	(18,756)
Capital transactions and others		1					1	(2,922)	(2,921)
Comprehensive income (loss):
Net income				522,764			522,764	43,168	565,932
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					539,223		539,223	21,791	561,014
Unrealized gains (losses) on available-for-sale securities, net					18,866		18,866	51	18,917
Unrealized gains (losses) on derivative instruments, net
Pension and other postretirement benefits adjustments					(114,766)		(114,766)	2	(114,764)

Total comprehensive income (loss)							966,087	65,012	1,031,099

Purchase of treasury stock						(17)	(17)		(17)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2015	¥86,067	¥171,118	¥55,125	¥6,789,996	¥(349,691)	¥(26,165)	¥6,726,450	¥237,753	¥6,964,203

Consolidated Statements of Cash Flows

	Yen (millions)
Year ended March 31, 2014 and 2015	2014	2015
Cash flows from operating activities:
Net income	¥608,749	¥565,932
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	442,318	490,375
Depreciation of property on operating leases	352,402	435,484
Deferred income taxes	45,426	74,638
Equity in income of affiliates	(132,471)	(126,570)
Dividends from affiliates	98,955	103,935
Provision for credit and lease residual losses on finance subsidiaries-receivables	18,904	18,710
Impairment loss on property on operating leases	3,301	4,077
Loss (gain) on derivative instruments, net	(39,376)	(4,997)
Decrease (increase) in assets:
Trade accounts and notes receivable	(92,638)	17,666
Inventories	(2,901)	(68,046)
Other current assets	(7,363)	(101,576)
Other assets	(59,816)	(61,634)
Increase (decrease) in liabilities:
Trade accounts and notes payable	70,988	45,023
Accrued expenses	49,718	60,716
Income taxes payable	(8,688)	4,462
Other current liabilities	31,404	58,793
Other liabilities	(53,815)	10,074
Other, net	(95,906)	(107,845)

Net cash provided by operating activities	1,229,191	1,419,217

Cash flows from investing activities:
Increase in investments and advances	(45,617)	(39,274)
Decrease in investments and advances	58,243	37,706
Payments for purchases of available-for-sale securities	(44,459)	(34,856)
Proceeds from sales of available-for-sale securities	14,501	38,429
Payments for purchases of held-to-maturity securities	(20,771)	(37,208)
Proceeds from redemptions of held-to-maturity securities	3,358	43,920
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposal	9,129	—
Proceeds from sales of investments in affiliates	5,363	—
Capital expenditures	(774,006)	(722,742)
Proceeds from sales of property, plant and equipment	34,069	53,209
Proceeds from insurance recoveries for damaged property, plant and equipment	6,800	—
Acquisitions of finance subsidiaries-receivables	(2,792,774)	(2,406,056)
Collections of finance subsidiaries-receivables	2,354,029	2,588,527
Purchases of operating lease assets	(1,127,840)	(1,470,850)
Proceeds from sales of operating lease assets	611,317	696,713
Other, net	(86)	328

Net cash used in investing activities	(1,708,744)	(1,252,154)

	Yen (millions)
Year ended March 31, 2014 and 2015	2014	2015
Cash flows from financing activities:
Proceeds from short-term debt	8,559,288	8,707,569
Repayments of short-term debt	(8,563,616)	(8,579,722)
Proceeds from long-term debt	1,588,826	1,505,105
Repayments of long-term debt	(1,039,595)	(1,370,621)
Dividends paid	(142,381)	(158,601)
Dividends paid to noncontrolling interests	(9,677)	(18,441)
Sales (purchases) of treasury stock, net	(25)	(16)
Other, net	(22,265)	(54,875)

Net cash provided by financing activities	370,555	30,398

Effect of exchange rate changes on cash and cash equivalents	71,784	100,150

Net change in cash and cash equivalents	(37,214)	297,611

Cash and cash equivalents at beginning of year	1,206,128	1,168,914

Cash and cash equivalents at end of year	¥1,168,914	¥1,466,525

The Notes to the Consolidated Statutory Report

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 363

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc., Honda R&D Co., Ltd., American Honda

Finance Corporation.

2.	Affiliated companies

Number of affiliated companies: 86

Corporate names of major affiliated companies accounted for under the equity method:

Guangqi Honda Automobile Co., Ltd., Dongfeng Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 10; Honda Vietnam Power Products Co., Ltd., etc.

Reduced through reorganization: 12; Honda Soltec Co., Ltd., etc.

Affiliated companies:

Newly formed affiliated companies: 5; Nippon Charge Service, LLC, etc.

Reduced through reorganization: 2

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America in accordance with Article 120-2 (1) of the Ordinance of Companies Accounting. The Company omits some disclosure items and notes in accordance with the second sentence of Article 120-2 (1) of the Ordinance of Companies Accounting.

5.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

6.	Honda classifies its debt and equity securities in the following categories: available-for-sale, trading or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes, included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

7.	Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually.

8.	Depreciation of property, plant and equipment is calculated principally by the straight-line method based on estimated useful lives and salvage values of the respective assets.

9.	The allowance for credit losses on finance subsidiaries–receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

10.	The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

11.	Provisions for retirement benefits and other postretirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. The Company recognizes its overfunded or underfunded status for the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status in accumulated comprehensive income (loss), net of taxes. Prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees. Actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

12.	Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expense accruals are costs for general warranties on vehicles Honda sells and product recalls.

13.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

Notes to Consolidated Balance Sheets:

1.	The allowance for assets are as follows: Yen (millions)

	Mar. 31, 2014	Mar. 31, 2015
The allowance for doubtful trade accounts and notes receivables	9,677	8,317
The allowance for credit losses for finance subsidiaries–receivables	21,559	23,821
The allowance for losses on lease residual values for finance subsidiaries–receivables	2,131	1,623
The allowance for doubtful accounts for other assets	22,100	11,537

2.	Net book value of property, plant and equipment that were subject to specific collateral securing indebtedness and debt-related mortgages are as follows: Yen (millions)

	Mar. 31, 2014	Mar. 31, 2015
Mortgaged assets:
Trade accounts and notes receivables	20,749	19,259
Inventories	12,908	12,631
Property, plant and equipment	65,559	76,097
Finance subsidiaries–receivables	883,776	946,891

Mortgage-related debts:
Short-term debt	504,196	551,875
Long-term debt	420,961	440,527

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank loans to cover their housing costs as follows: Yen (millions)

	Mar. 31, 2014	Mar. 31, 2015
Bank loans of employees for their housing costs	25,368	22,157

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is shown above. As of March 31, 2015, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Stockholders’ Equity:

	Mar. 31, 2014	Mar. 31, 2015
1. The number of shares outstanding	1,811,428,430	1,811,428,430

	Mar. 31, 2014	Mar. 31, 2015
2. The number of treasury shares	9,137,234	9,141,504

3. The total amount of dividends for the fiscal year ended March 31, 2015, was ¥158,601 million. The Company intends to distribute year-end cash dividends of ¥39,650 million to the stockholders of record on March 31, 2015.

Note on Financial Instruments:

Current Status of Financial Instruments

1.	Policy Regarding Financial Instruments

The policy of Honda is to support its business activities by maintaining sufficient capital resources, a sufficient level of liquidity and a sound balance sheet. In its cash management activities, the Company invests principally in highly safe, short-term financial instruments. Honda meets its operating capital requirements primarily through cash generated by operations, bank loans and the issuance of commercial paper. In addition, the Company’s finance subsidiaries fund those financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables, commercial paper and corporate bonds.

2.	Risk Associated with Financial Instruments and Related Risk Management System

The Company reduces the credit risk arising from trade accounts and notes receivables and finance subsidiaries–receivables by requiring compliance with its internal credit management regulations. To minimize the foreign currency fluctuation risk of the foreign currency denominated receivables, the Company enters into foreign currency forward exchange contracts and foreign currency purchased option contracts. Regarding the lease receivables held by the Company’s finance subsidiaries, losses may be incurred when proceeds from the sale of the returned vehicles are less than the contractual residual value. The Company’s finance subsidiaries periodically review the estimated residual value of the leased vehicles to monitor the residual value risk.

Available-for-sale securities mainly consist of equity securities. Held-to-maturity securities mainly consist of corporate bonds and local bonds. In order to manage the price fluctuation risk, the Company periodically measures the fair value of these securities.

To manage the liquidity risk associated with short-term and long-term debt, the Company diversifies its sources of funds. To reduce the interest rate fluctuation risk, the Company enters into interest rate swap contracts. To minimize the foreign currency fluctuation risk of the foreign currency denominated payables, the Company enters into currency swap contracts.

The Company enters into derivative contracts within the actual demand of its business activities in accordance with the risk management policy. The derivative instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreement. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines.

Fair Value of Financial Instruments

The carrying amount, estimated fair value and difference of financial instruments at March 31, 2015 are as follows: Yen (millions)

	Carrying Amount	Estimate Fair Value	Difference
Finance subsidiaries–receivables	5,638,474	5,669,372	30,898
Available-for-sale securities	228,742	228,742	—
Held-to-maturity securities	18,161	18,166	5
Short-term and long-term debt	(6,790,890)	(6,855,786)	(64,896)
Derivative instruments	(14,169)	(14,169)	—

Note:	The book value of the previously mentioned finance subsidiaries–receivables excludes direct finance leases (net) from the amount of finance subsidiaries–receivables appearing on the balance sheets. The amount of direct finance leases (net) at the end of the fiscal year under review was ¥403,446 million. Also, the previously mentioned finance subsidiaries–receivables include the amount of finance subsidiaries–receivables, which is presented in the balance sheet items trade accounts and notes receivable and other assets. The amount of such finance subsidiaries–receivables at the end of the fiscal year under review was ¥837,419 million.

The methodologies and assumptions used to measure the fair values of financial instruments are as follows:

1.	Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate their fair values due to their short-term maturities.

2.	Finance subsidiaries–receivables

The fair values of retail receivables and commercial loans are measured by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale flooring receivables, the carrying amount of those receivables approximates fair value.

3.	Available-for-sale securities

The fair value of marketable equity securities is measured by using quoted market prices. To measure fair value of auction rate securities, Honda uses third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs, including probability of passing or failing auction at each auction. Debt securities consist mainly of corporate bonds and local bonds and the fair values are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates.

4.	Held-to-maturity securities

The fair value of Government bonds is measured by using quoted market prices. The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates.

5.	Debt

The fair values of bonds are measured by using quoted market prices. The fair values of short-term loans and long-term loans are measured by discounting future cash flows using interest rates currently available for loans of similar terms and remaining maturities.

6.	Derivative instruments

The Company holds foreign currency and interest rate derivative instruments. The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. The credit risk of Honda and its counterparties are considered on the valuation of foreign exchange and interest rate instruments.

Non-marketable securities are excluded from the above table as it is not possible to measure the future cash flow and it is deemed to be extremely difficult to measure the fair value. The carrying amount of non-marketable securities is ¥ 8,816 million at March 31, 2015.

Notes to Information about Per Common Share:

Honda Motor Co., Ltd. shareholders’ equity per common share and basic net income attributable to Honda Motor Co., Ltd. per common share are as follows: Yen

	Mar. 31, 2014	Mar. 31, 2015
Honda Motor Co., Ltd. shareholders’ equity per common share	3,284.14	3,732.17
Basic net income attributable to Honda Motor Co., Ltd. per common share	318.54	290.06

Honda Motor Co., Ltd. shareholders’ equity per common share has been computed by dividing Honda Motor Co., Ltd. shareholders’ equity by the number of shares outstanding at the end of each year. The number of common shares, at the end of the years ended March 31, 2014 and 2015 were 1,802,291,196 and 1,802,286,926, respectively.

Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of shares outstanding during each year. The weighted average number of shares outstanding for the years ended March 31, 2014 and 2015 were 1,802,294,383 and 1,802,289,321, respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2014 or 2015.

Other

1.	Impact of the plan amendment and curtailment in consolidated subsidiaries on the Company’s consolidated financial position and results of operations

In September 2013, certain consolidated subsidiaries in North America amended their defined benefit pension plans, effective January 1, 2014.

This plan amendment resulted in a reduction of the projected benefit obligation and recognition of the prior service benefit at the date of the plan amendment which is amortized over the average remaining service period from the date of the plan amendment. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of related plan assets at the date of the plan amendment. The effects of the plan amendment and the remeasurement are recorded in other comprehensive income (loss), net of tax during the year ended March 31, 2014.

Following this plan amendment, certain employees elected to move to the defined contribution pension plan in October 2013, resulting in a curtailment in the defined benefit pension plans. As a result, Honda recognized ¥21,368 million of the prior service benefit included in accumulated other comprehensive income (loss) as a curtailment gain, of which ¥15,407 million is included in cost of sales and ¥5,961 million is included in selling, general and administrative expense in the accompanying consolidated statements of income for the year ended March 31, 2014. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of plan assets in the defined benefit pension plans at the date of the curtailment. The effect of the remeasurement is recorded in other comprehensive income (loss), net of tax during the year ended March 31, 2014.

2.	Impairment loss on investments in affiliates

For the year ended March 31, 2015, Honda recognized impairment loss of ¥15,901 million on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income.

3.	Loss related to airbag inflators

Honda is expanding warranty programs with regard to the product recalls and SIC (Safety Improvement Campaign) related to airbag inflators.

Honda recognizes an accrued warranty liability for specific warranty costs we deem probable and which can be reasonably estimated related to the product recalls and SIC.

In the North America, various lawsuits related to the above mentioned product recalls and SIC have been filed against Honda. Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has incurred and the amount of loss can be reasonably estimated. Regarding the above, Honda does not recognize an accrued liability for loss contingencies because the conditions have not been met as of the date of this report. Also, it is not possible to reasonably estimate the amount of a possible future loss at this time.

4.	Income taxes

On March 31, 2015, the National Diet of Japan approved amendments to existing income tax laws. Upon the change in the laws, the statutory income tax rate in Japan will be changed to approximately 33% for fiscal years beginning on or after April 1, 2015 and to approximately 32% for fiscal years beginning on or after April 1, 2016. Thus, the Company and its Japanese subsidiaries re-measured deferred tax assets and liabilities as of the enactment date based on the new tax rates to be applied in the fiscal years in which temporary differences are expected to be recovered or settled. As a result, net of deferred tax assets decreased ¥9,170 million, and income tax expense increased ¥9,170 million, as of the enactment date of the laws.

Regarding the Notes for the Previous Fiscal Year

The notes for the previous fiscal year contain additional information for reference.

Segment Information (reference)

(a) Business Segment Information

For the year ended March 31, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,663,631	9,176,360	698,185	304,275	11,842,451	—	11,842,451
Intersegment	—	18,569	10,403	13,900	42,872	(42,872)	—
Total	1,663,631	9,194,929	708,588	318,175	11,885,323	(42,872)	11,842,451

Cost of sales, SG&A and R&D expenses	1,498,026	8,791,228	525,832	319,956	11,135,042	(42,872)	11,092,170
Segment income (loss)	165,605	403,701	182,756	(1,781)	750,281	—	750,281

Segment assets	1,264,903	6,398,580	7,980,989	346,177	15,990,649	(368,618)	15,622,031
Depreciation and amortization	46,038	383,325	354,704	10,653	794,720	—	794,720
Capital expenditures	57,702	705,696	1,131,761	14,708	1,909,867	—	1,909,867
For the year ended March 31, 2015
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,824,126	9,693,294	814,484	314,843	12,646,747	—	12,646,747
Intersegment	—	30,303	12,109	12,831	55,243	(55,243)	—
Total	1,824,126	9,723,597	826,593	327,674	12,701,990	(55,243)	12,646,747

Cost of sales, SG&A and R&D expenses	1,642,807	9,447,364	625,411	334,730	12,050,312	(55,243)	11,995,069
Segment income (loss)	181,319	276,233	201,182	(7,056)	651,678	—	651,678

Segment assets	1,478,849	7,208,350	9,340,984	303,621	18,331,804	(256,441)	18,075,363
Depreciation and amortization	50,719	426,362	437,676	11,102	925,859	—	925,859
Capital expenditures	67,429	631,226	1,474,453	12,244	2,185,352	—	2,185,352

Notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to ¥294,819 million as of March 31, 2014 and ¥339,888 million as of March 31, 2015 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include ¥352,402 million for the year ended March 31, 2014 and ¥435,484 million for the year ended March 31, 2015, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes ¥1,127,840 million for the year ended March 31, 2014 and ¥1,470,850 million for the year ended March 31, 2015 respectively, of purchase of operating lease assets.

(b) Geographic Segment Information

For the year ended March 31, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	2,216,735	5,595,981	676,502	2,340,100	1,013,133	11,842,451	—	11,842,451
Transfers between geographic areas	1,975,544	374,018	98,766	486,823	12,368	2,947,519	(2,947,519)	—

Total	4,192,279	5,969,999	775,268	2,826,923	1,025,501	14,789,970	(2,947,519)	11,842,451
Cost of sales, SG&A and R&D expenses	3,978,185	5,679,094	792,393	2,609,023	980,600	14,039,295	(2,947,125)	11,092,170
Operating income (loss)	214,094	290,905	(17,125)	217,900	44,901	750,675	(394)	750,281

Assets	3,442,746	8,825,278	709,469	1,996,929	767,225	15,741,647	(119,616)	15,622,031
Long-lived assets	1,280,071	3,025,095	133,061	588,413	171,429	5,198,069	—	5,198,069
For the year ended March 31, 2015
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	2,147,221	6,191,768	673,199	2,694,141	940,418	12,646,747	—	12,646,747
Transfers between geographic areas	1,790,265	335,618	67,729	596,611	3,246	2,793,469	(2,793,469)	—

Total	3,937,486	6,527,386	740,928	3,290,752	943,664	15,440,216	(2,793,469)	12,646,747
Cost of sales, SG&A and R&D expenses	3,759,626	6,327,127	759,751	3,012,848	908,243	14,767,595	(2,772,526)	11,995,069
Operating income (loss)	177,860	200,259	(18,823)	277,904	35,421	672,621	(20,943)	651,678

Assets	3,712,632	10,546,949	685,374	2,507,636	771,310	18,223,901	(148,538)	18,075,363
Long-lived assets	1,326,835	4,000,885	133,391	726,199	196,601	6,383,911	—	6,383,911

Notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to ¥294,819 million as of March 31, 2014 and ¥339,888 million as of March 31, 2015 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

Independent Auditors’ Report

Independent Auditor’s Report

The Board of Directors	May 8, 2015
Honda Motor Co., Ltd.

KPMG AZSA LLC
Takuji Kanai (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant
Hiroyuki Yamada (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant
Tsutomu Ogawa (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of Honda Motor Co., Ltd. as at March 31, 2015 and for the year from April 1, 2014 to March 31, 2015 in accordance with Article 444-(4) of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2(1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-2(1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, present fairly, in all material respects, the financial position and the results of operations of Honda Motor Co., Ltd. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Audit Report of the Board of Corporate Auditors

Audit Report

The Board of Corporate Auditors has prepared this Audit Report regarding the performance of duties by the Directors for the 91st fiscal year from April 1, 2014 to March 31, 2015, upon deliberation based on the audit reports prepared by each Corporate Auditor, and hereby reports as follows:

1. Auditing Methods Employed by the Corporate Auditors and the Board of Corporate Auditors and Details of Such Methods

The Board of Corporate Auditors established auditing policies, assignment of duties, etc., and received reports from each Corporate Auditor regarding their execution of audits and results thereof, and received reports from the Directors, etc. and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

Each Corporate Auditor, in accordance with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, following the auditing policies, assignment of duties and other relevant matters, communicated with the Directors, the Audit Office and other employees, etc., made efforts to collect information and establish the environment for auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets at the head office and principal business offices. In addition, each Corporate Auditor monitored and verified the content of the resolution of the Board of Directors regarding the establishment of the system for ensuring that the performance of duties by the Directors as recorded in the Business Report conforms to the laws and regulations and Articles of Incorporation and other systems stipulated in Paragraphs 1 and 3 of Article 100 of the Enforcement Regulations of the Corporation Law as being necessary for ensuring appropriateness of the Company’s operations, and the status of the systems established based on such resolution (Internal Control Systems) by receiving periodic reports from the Directors and employees on the structuring and operation of these systems, and, as necessary, requesting explanations and asking for expression of opinions. With respect to subsidiaries, Corporate Auditors communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, Corporate Auditors examined the business report and the accompanying detailed statements for this fiscal year.

Furthermore, Corporate Auditors monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, Corporate Auditors received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council, October 28, 2005), etc., and sought explanations as necessary. Based on the above methods, Corporate Auditors examined the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of operations, unconsolidated statements of stockholders’ equity and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statements of change in equity and notes to consolidated financial statements) for this fiscal year.

2. Results of Audit

(1)	Results of Audit of Business Report, etc.

1.	The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.

2.	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors.

3.	The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matters were found for comment with regard to the content of the business report as it is related to Internal Control Systems or with regard to the performance of duties by the Directors.

(2)	Results of Audit of unconsolidated financial statements and the supplementary schedules thereto.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

(3)	Results of Audit of consolidated financial statements.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

May 13, 2015

Board of Corporate Auditors

Honda Motor Co., Ltd.

Corporate Auditor (Full-time)	Masaya Yamashita (Seal)
Corporate Auditor (Full-time)	Kunio Endo (Seal)
Corporate Auditor (Outside)	Hirotake Abe (Seal)
Corporate Auditor (Outside)	Tomochika Iwashita (Seal)
Corporate Auditor (Outside)	Toshiaki Hiwatari (Seal)

- End -

REFERENCE

Forecasts for the Fiscal Year Ending March 31, 2016

Honda decided to voluntarily adopt IFRS for the Company’s consolidated financial statements for the fiscal year ended March 31, 2015 to be included in the annual securities report (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission) for that fiscal year. Accordingly, the Company’s forecasts for the fiscal year ending March 31, 2016 are based on IFRS.

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2016, Honda projects consolidated results to be as shown below:

• Consolidated

	Yen (billions), unless otherwise stated
	Fiscal year ending March 31, 2016
	IFRS	US GAAP (reference)
Sales revenue	14,500.0	13,850.0
Operating profit	685.0	660.0
Profit before income taxes	805.0	650.0
Profit for the year attributable to owners of the parent	525.0	525.0

Notes:	1.

The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be ¥115 and ¥125, respectively, for the fiscal year ending March 31, 2016.

2.	“Net sales and other operating revenue” in U.S. GAAP is stated as “Sales revenue.”

3.	“Net income attributable to Honda Motor Co., Ltd.” in U.S. GAAP is stated as “Profit for the year attributable to owners of the parent.”

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2016 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	167.3
Cost reduction, the effect of raw material cost fluctuations, etc.	60.0
SG&A expenses	-90.0
R&D expenses	-44.0
Currency effect	-85.0
Fair value of derivative instruments	-17.0
Others	-30.9
GAAP difference	155.0

Profit before income taxes compared with fiscal year 2015	115.4

The GAAP difference in the forecasts of profit before income taxes for the fiscal year ending March 31, 2016, due to adoption of IFRS, are as follows.

Yen (billions)
Capitalized development cost	50.0
Post-employment benefits	-23.0
Translation of Equity in income of affiliates	135.0
Others	-7.0

GAAP difference	155.0

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Honda Motor Co., Ltd.